HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

2004/2005

Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present to the Shareholders my report on the operations of the Group.

PROFIT AND TURNOVER

The Group's consolidated net profit after taxation and minority interests for the financial year ended 30th June, 2005 amounted to HK$3,505 million with the early adoption of the Hong Kong Accounting Standard 40 and HK(SIC) Interpretation 21, representing an increase of 65% over the corresponding restated profit figure in respect of the financial year ended 30th June, 2004. Turnover of the Group during the period under review increased by 3% to HK$1,294 million as compared to that recorded in the previous financial year. If the effects arising from revaluation of investment properties were not to be taken into account, the consolidated net profit after taxation and minority interests for the year ended 30th June, 2005 amounted to HK$2,217 million, representing an increase of 22% over the corresponding figure in respect of the previous financial year.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.15 per share to shareholders whose names appear on the Register of Members of the Company on 5th December, 2005. The total distribution per share of HK$0.28 for the full year, including the interim dividend of HK$0.13 per share already paid, represents an increase of 22% over the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 6th December, 2005.

BUSINESS REVIEW

Property Rental

As at the end of the financial year under review, the total attributable gross floor area of the Group's rental property portfolio amounted to approximately 1.96 million sq.ft. Total gross rental income of the Group amounted to approximately HK$672 million, representing an increase of 7% over that of the previous financial year. Over the past year, the economy of Hong Kong saw a marked improvement and local unemployment rate showed a further decline. Consumer spending has shown an increase as investors' confidence further strengthened. Tourist arrivals from Mainland China continued to show an increase and the retailing sector also registered increase in turnover. Such developments in the marketplace have led to drastic increase in demand for shop premises. The average occupancy rate of the core investment properties of the Group was maintained at a high level of 96%, with double-digit percentage growth in rental recorded in respect of new lease contracts for local retail shop premises and quality office properties.

Hotel & Retailing Operations

Newton Hotel Hong Kong and Newton Hotel Kowloon of the Group recorded an average occupancy rate of approximately 80% during the period under review, with room tariffs recording sustained increase.

Operation of the six Citistore department store outlets owned by the Group recorded continual increase in turnover as the local retailing sector generally benefitted both from increase in tourist arrivals from the "Individual Visit Scheme" as well as increase in local consumer spending. The trading results of this retailing operation as a whole maintained satisfactory growth during the period under review.

Infrastructural Projects

China Investment Group Limited, a 64%-owned subsidiary of the Group that is engaged in the toll-bridge and toll-road joint venture operations in Mainland China, continued to make contributions to the Group's recurrent income stream. Operations relating to the infrastructure segment made approximately HK$152 million in profit contribution to the Group during the financial year under review.

Security Services

Megastrength Security Services Company Limited ("Megastrength") is wholly-owned by the Group and provides professional security services including the provision of security guards to commercial, residential and construction sites, event security services, security systems design and installation, 24-hour alarm monitoring services, patrol services and security consultancy services covering crisis management, contingency planning and technical surveillance counter measures. Megastrength currently offers quality professional security services both to Group and non-Group customers. Satisfactory operational performance as well as good business reputation are enjoyed by this subsidiary of the Group.

Associated Companies

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas")

37.15%-owned by the Group: Hong Kong and China Gas reported a profit of approximately HK$3,125 million for the six months ended 30th June, 2005, representing a significant increase of 57% as compared to the restated profit recorded in the corresponding period in the previous financial year. Compared with the same period last year, total gas sales volume in Hong Kong rose by 0.6% during the period under review and the number of customers increased by 35,762, reaching 1,574,513 as at 30th June, 2005.

This group's business developments in Mainland China are making good progress. Taking the development of natural gas as a long-term strategic priority, this group continues to expand its city piped gas and other energy-related businesses. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. There is now an ample supply of natural gas to surrounding areas of these pipelines which has facilitated the rapid growth of gas consumption markets, especially beneficial to this group's development of gas projects in Mainland China. This group now has city piped gas joint venture projects in 30 Mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. This group is also exploring opportunities to invest in other energy-related businesses such as construction and operation of midstream natural gas distribution networks. Following the successful conclusion of a midstream natural gas project in Anhui Province, this group joined with Shell Group in 2005 to construct, operate and manage a high pressure natural gas pipeline system in Hangzhou in Zhejiang Province. This group is also exploring other business opportunities including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems. Natural gas conversion by this group's joint ventures has either been completed or is well under way in many cities along the West-to-East gas pipeline such as in Nanjing, Changzhou, Suzhou

Industrial Park, Yixing and Maanshan; and also in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline. This group has also diversified its strategy to now include water supply and drainage in Mainland China to capture synergies between these sectors and its gas joint ventures. So far this year, this group has successfully concluded water supply joint venture projects in Wujiang in Jiangsu Province and Wuhu in Anhui Province. These undertakings represent a further significant milestone in this group's development. This group will continue to explore water projects in other Mainland cities. This group's transformation from a local Hong Kong company to a sizeable, nation-wide corporation is advancing smoothly according to a progressive strategy.

During the first half of 2005, this group's liquefied petroleum gas ("LPG") filling station business, which is run by its wholly-owned subsidiary company, ECO Energy Company Limited, continued to grow, despite rising LPG costs, mainly due to expansion in the number of public light buses using LPG. On the property development front, this group has a 15 per cent interest in the International Finance Centre ("IFC"). The shopping mall and office towers of IFC are almost fully let. The project's hotel complex, managed by Four Seasons Hotels and Resorts, commenced operation in early September 2005. This group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. The project provides 2,020 units, with a total floor area of approximately 1.41 million sq.ft.. Pre-sale, which commenced in early August 2004, is progressing well and has received a good response. The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units. Total residential floor area together with the commercial area will exceed 1.11 million sq.ft.. Construction of the superstructure and interior fitting out are now in progress. The project is due for completion by the end of 2006.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")

31.33%-owned by the Group: The unaudited consolidated net profit after taxation of this company for the six months ended 30th June, 2005 amounted to HK$189.9 million, representing an increase of 6.9% over that recorded in the same period last year. This group's profit for the period was mainly derived from the sale of residential units of Metro Harbour View at Tai Kok Tsui, Kowloon. About 285 residential units of this project were sold during the period under review, bring the number of unsold down to approximately 400, whereas the leasing of the commercial arcade is making good progress. The site at 222 Tai Kok Tsui Road will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 sq.ft. The piling works of this project are in good progress. The project located at 43-51A Tong Mi Road is expected to be completed in the first half of 2006. The site situate at 6 Cho Yuen Street, Yau Tong will be redeveloped into a residential-cum-commercial property with a total gross floor area of approximately 165,000 sq.ft. Demolition work is expected to be completed by the end of this year. During the period, the Ferry, Shipyard and Related Operations recorded an operating loss of HK$1.9 million while the Travel and Hotel Operations sustained a loss of HK$2.9 million. It is expected that the income from the property sales and rental will continue to be the primary source of revenue for this group in this financial year.

Miramar Hotel and Investment Company, Limited ("Miramar")

44.21%-owned by the Group: For the year ended 31st March, 2005, Miramar reported a profit of HK$320.7 million, representing an increase of 28% when compared to that of the previous financial year. This group's business recorded continuous growth during the year, benefiting from the economic recovery and increased numbers of Mainland tourist arrivals to Hong Kong. This group's local and Mainland hotel businesses achieved a considerable increase in their operating profits. Hotel Miramar reported a 54% increase in revenue from room sales compared with the same period last year, with the average occupancy rate reaching over 90% this year and room rates increasing by 30%. The Miramar Shopping Centre reported satisfactory growth in occupancy rates, achieving an average of 98%. The Hotel Miramar Shopping Arcade's rental remained stable while rental income and occupancy for the Miramar Tower at a steady pace in the second half of the year. During the financial year, this group recorded sales of 96 acres of residential land and 26 acres of commercial land in

Placer County, California, and generated a satisfactory profit. As of this financial year end, approximately 200 acres of land remained to be sold. Sales of office units and leasing of the shopping arcade at Shang-Mira Garden in Shanghai were also satisfactory. The operating results of the restaurant business remained stable. The cruise business, air ticket and hotel packages, and commercial travel operations are satisfactory. However, losses widened in the outbound tours operation. It is anticipated that this group will continue to achieve better results in the forthcoming fiscal year.

Henderson Cyber Limited ("Henderson Cyber")

(66.67%-owned by the Group): Henderson Cyber reported a turnover of approximately HK$84 million for the financial year ended 30th June, 2005 which was generated mainly from the retailing business, representing a decrease of 4% compared to that registered in the previous financial year. The loss attributable to shareholders for the financial year ended 30th June, 2005 was recorded at HK$4.1 million, compared with a loss of approximately HK$17.8 million for the previous financial year. During the period under review, the main focus of this company was to further implement its strategies in Internet services, data centre, high technology and network infrastructure businesses. The iCare Internet-on-TV Set-Top Box subscribers, ISP users, ICP users, IDD subscribers and iCare Club members grew to a total of about 451,000 by the end of June, 2005. After assessing the prospects of the various business segments of Henderson Cyber, Henderson Land Development Company Limited, the Company, Hong Kong and China Gas and Henderson Cyber jointly announced in August 2005 the proposed privatisation of Henderson Cyber by the Company and Hong Kong and China Gas, involving the cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. If the privatisation becomes effective, Henderson Cyber will be beneficially owned by the Company as to approximately 78.69% and Hong Kong and China Gas as to approximately 21.31%.

Corporate Finance

The Group has always adhered to prudent financial management principles. During the period under review, the Group capitalized on the favourable loan market condition in mid-September, 2004 to lengthen the loan maturity profile of the Group at extremely attractive medium-term borrowing interest margin by entering jointly with Henderson Land Development Company Limited into a HK$10 billion credit facility that consists of a 5-year and a 7-year tranche. Taking the form of a revolving credit, this sizeable financial arrangement facility will offer optimal flexibility in funding the future land replenishment programme and business expansion of the Group. This syndicated credit facility is participated by 23 international banks from Hong Kong as well as from nine countries and its successful conclusion fully demonstrated the support and confidence that the banking community has placed in the Group. In addition, the Group has abundant amount of bilateral banking facilities which are predominantly denominated in Hong Kong Dollars. As a result, the Group's exposure to foreign exchange risk is therefore extremely low. Other than hedging the foreign exchange rate risk or interest rate risk of the Group, the Group does not make use of any derivative instruments for speculative purpose.

PROSPECTS

The proposed abolishment of estate duty by the Hong Kong Government will contribute to establish Hong Kong as a regional financial centre as well as an asset management hub. In addition, this proposal will also attract foreign investments as well as overseas wealthy families to come to settle in Hong Kong, thereby further vitalising the local property market and stock market and such market developments are conducive to increase in asset prices.

Furthermore, there are many advantages which are possessed by Hong Kong and these include an efficient financial system as well as the system of free trade, comprehensive infrastructure facilities, simple tax regime, well-established legal system and abundant supply of experienced professionals in the various fields of specialisation. Accompanied further by the sustained fast growth of the economy in Mainland China, Hong Kong's economy is well poised to enjoy continuous growth.

Over the past year, the economy of Hong Kong registered a marked improvement as deflationary pressure subsided and the economy embarked on a moderate inflationary path whereas unemployment rate has shown to maintain a declining trend and the interest of Hong Kong residents in investment as well as property acquisition both showed continuous increase. Further, the retailing sector performed well as a result of increasing tourists from the "Individual Visit Scheme" and local consumption also recorded continuous increase. The opening of Disneyland in Hong Kong will directly benefit the local tourism and hotel industry. The investment property portfolio of the Group contains large-scale retail shopping properties and office properties which are mostly located close to mass transportation network with heavy pedestrian traffic and it is anticipated that the occupancy and rental rates will both show significant improvements. Moreover, contributions to profits from the listed associated companies of the Group, which include The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited will provide a steady and recurrent source of income to the Group. In the absence of unforeseen circumstances and if the effects arising from revaluation of investment properties were not to be taken into account, it is anticipated that the performance of the Group will show a satisfactory increase in the coming financial year.

Lee Shau Kee
Chairman

Hong Kong, 28th September, 2005

BUSINESS RESULTS

The Group's consolidated net profit after taxation and minority interests for the financial year ended 30th June, 2005 amounted to HK$3,505 million with the early adoption of the Hong Kong Accounting Standard 40 and HK (SIC) Interpretation 21, representing an increase of 65% over the corresponding restated profit figure in respect of the financial year ended 30th June, 2004. Turnover of the Group during the period under review increased by 3% to HK$1,294 million as compared to that recorded in the previous financial year. If the effects arising from revaluation of investment properties were not to be taken into account, the consolidated net profit after taxation and minority interests for the year ended 30th June, 2005 amounted to HK$2,217 million, representing an increase of 22% over the corresponding figure in respect of the previous financial year.

The audited consolidated results for the year ended 30th June, 2005 are as follows:

Consolidated Income Statement

	Notes	For the year ended 30th June 2005 HK$'000	2004 restated HK$'000
Turnover	3	**1,294,420**	1,255,773
Direct operating costs		**(591,816)**	(592,610)
		702,604	663,163
Other operating income		**71,726**	86,565
Gain on disposal of investments in securities		**—**	61,911
(Loss)/gain on disposal of property, plant and equipment	4	**(2,065)**	76,091
Unrealised holding gain on investments in securities		**25,942**	48,901
Impairment loss on property, plant and equipment recognized		**—**	(435)
Reversal of impairment loss on properties held for development		**—**	367
Write back of allowance for completed properties for sale		**—**	17,254
Fair value gain of investment properties		**890,345**	160,933
Selling and distribution costs		**(55,398)**	(62,059)
Administrative expenses		**(161,582)**	(163,495)
Profit from operations		**1,471,572**	889,196
Finance costs		**(13,035)**	(16,173)
Share of results of associates		**2,870,868**	1,831,631
Amortisation of goodwill		**(74,104)**	(59,555)
Negative goodwill released to income		**6,264**	9,000
Profit before taxation	5	**4,261,565**	2,654,099
Taxation	6	**(690,734)**	(430,072)
Profit before minority interests		**3,570,831**	2,224,027
Minority interests		**(65,671)**	(94,158)
Net profit for the year		**3,505,160**	2,129,869
Dividends	7	**(788,852)**	(647,985)
Earnings per share	8	**HK$1.24**	HK$0.76

CONSOLIDATED BALANCE SHEET

	Notes	At 30th June, 2005 HK$'000	At 30th June, 2004 restated HK$'000
Non-current assets			
Investment properties		**5,000,682**	4,110,284
Property, plant and equipment		**1,835,530**	1,880,837
Properties held for development		**11,016**	11,016
Interests in associates		**14,556,825**	13,139,466
Investments in securities		**241,640**	215,418
Amounts due from minority shareholders		**80,930**	84,519
Debtors, deposits and prepayments	9	**132,863**	131,430
Instalments receivable		**4,901**	5,633
		21,864,387	19,578,603
Current assets			
Inventories		**29,166**	26,689
Investments in securities		**—**	41,096
Completed properties for sale		**248,085**	248,591
Debtors, deposits and prepayments	9	**348,788**	260,844
Instalments receivable		**576**	2,359
Amounts due from associates		**42,009**	127,488
Amounts due from investee companies		**6,502**	6,376
Pledged bank deposits		**20,205**	20,205
Bank balances and cash		**2,779,950**	1,843,613
		3,475,281	2,577,261
Current liabilities			
Creditors and accrued expenses	10	**280,817**	224,027
Amount due to associates		**2,485**	—
Taxation		**185,330**	167,257
Borrowings		**126,910**	127,731
Obligations under finance leases		**114**	—
		595,656	519,015
Net current assets		**2,879,625**	2,058,246
		24,744,012	21,636,849
Capital and reserves			
Share capital		**563,466**	563,466
Reserves		**22,289,042**	19,468,414
		22,852,508	20,031,880
Minority interests		**744,759**	755,761
Non-current liabilities			
Borrowings		**135,679**	183,423
Deferred tax liabilities		**565,828**	446,060
Obligations under finance leases		**416**	—
Amounts due to minority shareholders		**143,588**	147,560
Amount due to a fellow subsidiary		**301,234**	72,165
		1,146,745	849,208
		24,744,012	21,636,849

1. ADOPTION OF / POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

The Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRSs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 except for:

HKFRS 3 Business combinations, which is applicable to business combinations, for which the agreement date is on or after 1st January, 2005.

In the current year, the Group has early adopted HKAS 40 Investment property and HK (SIC) Interpretation 21 Income taxes — Recovery of revalued non-depreciable assets.

HKAS 40 Investment property

In previous year, investment property is stated as its open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment property is credited or charged to the property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged. On disposal of an investment property, the balance on the property revaluation reserve attributable to the property is transferred to the income statement. No depreciation is provided on investment property except where the unexpired term of the relevant lease is 20 years or less.

HKAS 40 introduces both cost model and fair value model for the measurement of investment property. Under the fair value model, HKAS 40 requires fair value changes to the income statement in the period in which they arise. The Group has elected to use the fair value model to account for its investment properties and apply HKAS 40 retrospectively. Comparative figures have been restated (see Note 2 for the financial impact).

HK (SIC) Interpretation 21 Income taxes — Recovery of revalued non-depreciable assets

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation.

In the current year, the Group has applied HK (SIC) Interpretation 21 which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK (SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated (see Note 2 for the financial impact).

In addition, HKFRS 3 Business combinations and Statement of Standard Accounting Practice ("SSAP") Interpretation 22 The appropriate accounting policies for infrastructure facilities has been adopted by the Group for the year ended 30th June, 2005.

HKFRS 3 Business combinations

HKFRS 3 has been adopted by the Group for business combinations for which the agreement date is on or after 1st January, 2005. The transactions to which HKFRS 3 has been applied by the Group are the acquisitions of the remaining interest of Shiu Kien Development Company Limited in January 2005 and the acquisition of additional interests in certain associates during the year. By adoption of HKFRS 3, no amortisation for goodwill/negative goodwill arose from the above transactions during the year has been charged to the consolidated income statement.

In accordance with the transitional rules of HKFRS 3, the Group will apply the revised accounting policy of goodwill prospectively from the beginning of its first annual financial period beginning on or after 1st January, 2005, i.e. 1st July, 2005. Therefore, the change has had no significant impact on amounts reported for the current and prior periods.

SSAP Interpretation 22 The appropriate accounting policies for infrastructure facilities

In the current year, the Group has adopted SSAP Interpretation 22 The appropriate accounting policies for infrastructure facilities issued by the HKICPA.

The principal effect of the adoption of SSAP Interpretation 22 is in relation to the amortisation or depreciation methods in respect of infrastructure facilities, in particular toll roads. In previous years, amortisation of toll highway operation rights and depreciation of bridges of the Group are provided for on the basis of a sinking fund method.

By adoption SSAP Interpretation 22, amortisation of toll highway operation rights and depreciation of bridges of the Group are provided for on the basis of a straight-line method. In the absence of any specific transitional requirements in SSAP Interpretation 22, the new accounting policy has been applied retrospectively. Comparative figures have been restated (see Note 2 for the financial impact).

The Group has commenced considering the potential impact of the new HKFRSs and has so far concluded that the adoption of HKAS 16 Property, plant and equipment, HKAS 17 Leases and HKAS 28 Investments in associates will have the following effects:

Hotel property

The hotel building and integral plant and equipment will be stated at cost less accumulated depreciation and impairment, if any. The underlying leasehold land on which the hotel is situated will be stated at cost and amortised over the lease term.

Owner-occupied leasehold interest in land

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term. Where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continued to be accounted for as property, plant and equipment.

Investments in associates

When the financial statements of an associate are prepared as of a different reporting date from that of the Group, the difference between the reporting date of the associate and that of the Group shall be no more than three months. The effects of significant transactions occurring between the two dates must be adjusted for equity accounting purpose in the preparation of the Group's financial statement.

The Group is in the process of making an assessment of the potential impact of the other new HKFRSs but is not yet in a position to determine the impact of these new HKFRSs on the results of operations and financial position of the Group. These new HKFRSs may result in changes in the future as to how the results and financial position of the Group are prepared and presented.

2. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described above on the results for the current and prior period are as follows:

	2005				2004			
	HKAS 40	HK (SIC) Int 21	SSAP Int 22	Total	HKAS 40	HK (SIC) Int 21	SSAP Int 22	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Increase in depreciation and amortisation	—	—	(19,371)	(19,371)	—	—	(21,289)	(21,289)
Decrease in impairment loss on property, plant and equipment	—	—	—	—	—	—	53,178	53,178
Increase in fair value gain of investment properties	890,345	—	—	890,345	160,933	—	—	160,933
Increase in share of results of associates	635,246	—	—	635,246	195,412	—	—	195,412
Increase in shares of taxation of associates	—	(111,682)	—	(111,682)	—	(33,010)	—	(33,010)
Increase in deferred tax	—	(117,713)	2,887	(114,826)	—	(22,706)	3,397	(19,309)
Increase in minority interests	—	—	8,604	8,604	—	108	(30,827)	(30,719)
	1,525,591	(229,395)	(7,880)	1,288,316	356,345	(55,608)	4,459	305,196

The cumulative effects of the application of the new HKFRSs as at 1st July, 2004 and 2003 are summarised below:

	At 1st July, 2004				At 1st July, 2003			
	HKAS 40	HK (SIC) Int 21	SSAP Int 22	Total	HKAS 40	HK (SIC) Int 21	SSAP Int 22	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Property, plant and equipment	—	—	(100,846)	(100,846)	—	—	(132,735)	(132,735)
Interests in associates	—	(362,200)	—	(362,200)	—	(329,190)	—	(329,190)
Minority interest	—	8,194	38,025	46,219	—	8,086	68,852	76,938
Deferred tax liabilities	—	(399,002)	23,083	(375,919)	—	(376,296)	19,686	(356,610)
	—	(753,008)	(39,738)	(792,746)	—	(697,400)	(44,197)	(741,597)

The financial effects of the application of the new HKFRSs to the Group's equity at 1st July, 2003 are summarised below:

	As originally stated	HKAS 40	HK (SIC) Int 21	SSAP Int 22	As restated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Property revaluation reserve	1,815,358	(535,371)	—	—	1,279,987
Retained profits	10,389,213	535,371	(697,400)	(44,197)	10,182,987

3. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing — property rental

Hotel operation — hotel operations and management

Department store — department store operations and management

Infrastructure — infrastructure project investment

Others — sale of properties, provision of cleaning and security guard services and provision of information technology services

Segment information about these businesses is presented below:

For the year ended 30th June, 2005

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	609,748	99,321	134,348	235,524	215,479	—	1,294,420
Other operating income	4,536	117	1,244	1,907	11,109	—	18,913
External income	614,284	99,438	135,592	237,431	226,588	—	1,313,333
Inter-segment income	58,088	—	3	—	3,614	(61,705)	—
Total income	672,372	99,438	135,595	237,431	230,202	(61,705)	1,313,333

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	368,116	7,536	7,755	152,056	(2,148)	—	533,315
Interest income							52,813
(Loss) / gain on disposal of property, plant and equipment	21	—	2	(2,039)	(49)	—	(2,065)
Unrealized holding gain on investment in securities	—	—	—	—	25,942	—	25,942
Fair value gain of investment properties	890,345	—	—	—	—	—	890,345
Unallocated corporate expenses							(28,778)
Profit from operations							1,471,572
Finance costs							(13,035)
Share of results of associates							2,870,868
Amortisation of goodwill							(74,104)
Negative goodwill released to income							6,264
Profit before taxation							4,261,565
Taxation							(690,734)
Profit before minority interests							3,570,831
Minority interests							(65,671)
Net profit for the year							3,505,160

For the year ended 30th June, 2004 (restated)

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	572,313	89,906	122,904	238,748	231,902	—	1,255,773
Other operating income	2,893	730	799	3,363	49,833	—	57,618
External income	575,206	90,636	123,703	242,111	281,735	—	1,313,391
Inter-segment income	51,907	1,704	—	—	4,813	(58,424)	—
Total income	627,113	92,340	123,703	242,111	286,548	(58,424)	1,313,391

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	336,878	5,088	4,611	150,387	19,689	—	516,653
Interest income			28,947				
Gain on disposal of investments in securities	—	—	—	—	61,911	—	61,911
Gain / (loss) on disposal of property, plant and equipment	—	—	(21)	104,332	(28,220)	—	76,091
Unrealised holding gain on investments in securities	—	—	—	—	48,901	—	48,901
Impairment loss on property, plant and equipment recognised	—	—	—	—	(435)	—	(435)
Reversal of impairment loss on properties held for development	—	—	—	—	367	—	367
Write back of allowance for completed properties for sales	—	—	—	—	17,254	—	17,254
Fair value gain of investment properties	160,933	—	—	—	—	—	160,933
Unallocated corporate expenses							(21,426)
Profit from operations							889,196
Finance costs							(16,173)
Share of results of associates							1,831,631
Amortisation of goodwill							(59,555)
Negative goodwill released to income							9,000
Profit before taxation							2,654,099
Taxation							(430,072)
Profit before minority interests							2,224,027
Minority interests							(94,158)
Net profit for the year							2,129,869

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods / services:

For the year ended 30th June, 2005

	Hong Kong HK$'000	**PRC HK$'000**	**Consolidated HK$'000**
Turnover	**1,058,896**	**235,524**	**1,294,420**
Other operating income	**17,006**	**1,907**	**18,913**
External income	**1,075,902**	**237,431**	**1,313,333**

For the year ended 30th June, 2004

	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	1,015,869	239,904	1,255,773
Other operating income	53,057	4,561	57,618
External income	1,068,926	244,465	1,313,391

4 (LOSS) / GAIN ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

	For the year ended 30th June	
	2005 HK$'000	2004 HK$'000
Gain on disposal of bridges	**—**	104,332
Loss on disposal of other property, plant and equipment	**(2,065)**	(28,241)
	(2,065)	76,091

5 PROFIT BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived at after charging:

(a) Finance costs

	For the year ended 30th June	
	2005 HK$'000	2004 HK$'000
Interest on:		
— Bank loans and overdrafts	**11,586**	14,400
— Finance leases	**14**	4
— Other borrowings	**1,435**	1,769
	13,035	16,173

(b) Items other than those separately disclosed in Notes 3 to 5(a):

	For the year ended 30th June 2005 HK$'000	2004 restated HK$'000
Amortisation and depreciation	85,627	85,294
Staff costs	228,582	229,238
Cost of sales		
— completed properties for sale	506	2,705
— inventories	125,829	124,259

6 TAXATION

	For the year ended 30th June 2005 HK$'000	2004 restated HK$'000
The Group		
— Hong Kong	53,765	48,290
— PRC	28,396	20,793
	82,161	69,083
Deferred taxation	119,768	41,611
Share of tax on results of associates	488,805	319,378
	690,734	430,072

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

7 DIVIDENDS

	For the year ended 30th June 2005 HK$'000	2004 HK$'000
Interim dividend at HK$0.13 per share (2004: HK$0.11 per share)	366,253	309,906
Final dividend proposed after the balance sheet date at HK$0.15 per share (2004: HK$0.12 per share)	422,599	338,079
	788,852	647,985

8 EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit for the year of HK$3,505,160,000 (2004 restated: HK$2,129,869,000) and on 2,817,327,395 (2004: 2,817,327,395) ordinary shares in issue during the year. Diluted earnings per share is not shown as there were no dilutive potential shares in existence during the two years ended 30th June, 2005.

9 DEBTORS, DEPOSITS AND PREPAYMENTS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by tenants. In respect of retailing, most of transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) is as follows:

	2005 HK$'000	2004 HK$'000
Under 1 month overdue	114,938	47,278
1 to 3 months overdue	16,419	19,695
More than 3 months overdue but less than 6 months overdue	4,413	4,267
Over 6 months overdue	32,391	7,167
	168,161	78,407
Prepayment, deposits and other receivables — current portion	180,627	182,437
	348,788	260,844
Prepayment, deposits and other receivables — non-current portion	132,863	131,430
	481,651	392,274

10 CREDITORS AND ACCRUED EXPENSES

The aged analysis of trade payables of the Group included in creditors and accrued expenses by due date is as follows:

	2005 HK$'000	2004 HK$'000
Due within 1 month or on demand	123,507	96,788
Due after 1 month but within 3 months	42,982	30,998
Due after 3 months but within 6 months	3,318	844
Due after 6 months	7,930	6,256
	177,737	134,886
Rental deposits and other payable	103,080	89,141
Total creditors and accrued expenses	280,817	224,027

11 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the changes in accounting policies for investment properties and infrastructure facilities, details of which are set out in note 2. In addition, certain comparative figures have been reclassified to conform with the current year's presentation.

DIVIDENDS

Your Board recommends the payment of a final dividend of HK$0.15 per share to shareholders whose names appear on the Register of Members of the Company on 5th December, 2005. The total distribution per share of HK$0.28 for the full year, including the interim dividend of HK$0.13 per share already paid, represents an increase of 22% over the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 6th December, 2005.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 30th November, 2005 to Monday, 5th December, 2005, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Tuesday, 29th November, 2005.

FINANCIAL REVIEW

Management Discussion and Analysis

The following comments should be read in conjunction with the Audited Financial Statements of Henderson Investment Limited and the related notes to the financial statements.

Review of Results

During the financial year ended 30th June, 2005, the Group's turnover showed a slight 3% increase and amounted to approximately HK$1,294 million (FY2004: HK$1,256 million) when compared to that recorded in the previous financial year.

The Group's profit attributable to shareholders increased 65% to HK$3,505 million (FY2004 restated: HK$2,130 million; previously stated as HK$1,825 million). As from the financial year under review, the Group has early adopted Hong Kong Accounting Standard 40 "Investment Property " ("HKAS 40"), HK (SIC) Interpretation 21 "Income taxes — recovery of revalued non-depreciable assets" ("HK(SIC) Int 21") and Statement of Standard Accounting Practice Interpretation 22 "The appropriate accounting policies for infrastructure facilities" ("SSAP Int 22"), which all had their respective effects on the annual results of the Group and also led to the above-mentioned restatement of profit for the previous financial year.

During the financial year under review, the overall rental property market continued to remain robust following improving economic condition and increased tourist arrival. In the financial year under review, property leasing revenue amounted to approximately HK$672 million (FY2004: HK$627 million). The Group's segmental profit from property leasing amounted to approximately HK$368 million in the financial year under review (FY2004: HK$337 million).

The Group recorded HK$890 million in respect of fair value gain of investment properties during the financial year under review (FY2004 restated: HK$161 million) as a result of the adoption of HKAS 40.

Further, the Group's share of profits less losses of associates of the Group amounted to approximately HK$2,871 million (FY2004 restated: HK$1,832 million; previously stated as HK$1,636 million). Such share of profit less losses figures include HK$635 million in respect of increase in fair value of investment properties (FY2004 restated: HK$195 million) as a result of the adoption of HKAS 40 by the associates of the Group. In particular, the Group's share of profits from the three listed associates amounted to approximately HK$2,666 million (FY2004 restated: HK$1,759 million; previously stated as HK$1,607 million) in the previous financial year. Such share of profits less losses figures include HK$518 million in respect of increase in fair value of investment properties (FY2004 restated: HK$152 million) as a result of the adoption of HKAS 40 by the three listed associates.

As the local tourism industry and consumer confidence continued to improve during the financial year under review, the Group's business operations that are related to the tourist industry and retailing business benefited correspondingly. The Group's hotel operations registered a profit of approximately HK$8 million (FY2004: HK$5 million) during the financial year under review. The Group's department store business also recorded a profit of approximately HK$8 million (FY2004: HK$5 million) during the financial year under review.

The Group's segmental result from its investment in infrastructure projects in Mainland China, mainly operated under China Investment Group Limited, amounted to approximately HK$152 million in the financial year under review (FY2004 restated: HK$150 million; previously stated as HK$172 million).

Other business activities of the Group, which mainly includes cleaning and security guard services and information technology services in the financial year under review, registered a combined loss of approximately HK$2 million (FY2004: HK$20 million profit) due to loss from information technology services and reduced income from investments.

Further, adoption of HK (SIC) Int 21 and SSAP Int 22 in the financial year under review has brought about the effect of a decrease to the extent of HK$229 million (FY2004 restated: a decrease of HK$56 million) and also a decrease of HK$8 million (FY2004 restated: an increase of HK$4 million) respectively to profit attributable to shareholders.

Liquidity, Financial Resources and Capital Structure

As at the end of the financial year under review, the cash holdings of the Group amounted to approximately HK$2,800 million (FY2004: HK$1,864 million). After netting off the total bank borrowings that stood at HK$263 million (FY2004: HK$311 million), the Group was in a net cash position of HK$2,537 million (FY2004: HK$1,553 million). Except for a portion of the bank borrowings denominated in Renminbi in relation to a subsidiary which engages in

infrastructure business in China, all of the Group's borrowings were unsecured with the vast majority being obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years are summarised respectively as follows:

	As at 30th June, 2005 HK$'000	As at 30th June, 2004 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**127,024**	127,731
After 1 year but within 2 years	**50,130**	47,744
After 2 years but within 5 years	**85,965**	135,679
Total Bank Loans and Borrowings	**263,119**	311,154
Less: Cash at bank and in hand	**(2,800,155)**	(1,863,818)
Total Net Bank Deposits	**2,537,036**	1,552,664

As at 30th June, 2005, shareholders' fund of the Group increased by 14% and amounted to approximately HK$22,853 million (FY2004 restated: HK$20,032 million; previously stated as HK$20,825 million). The Group is in a strong financial position and possesses a large capital base. With substantial cash holdings as well as substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirements of its ongoing operations as well as future expansion.

Gearing Ratio & Financial Management

Since the Group was in a net cash position as at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' fund was zero, being in a position which was the same as that registered as at 30th June, 2004. The Group's profit from operations of HK$1,472 million, when added to an aggregate amount of HK$2,871 million representing the Group's share of profits less losses of associates, covered the interest expense before capitalization of HK$13 million (FY2004: HK$16 million) by 333.1 times (FY2004 restated: 168.2 times).

The Group's financing and treasury activities were managed centrally at the corporate level. Bank loans and borrowings of the Group, which are primarily obtained from the Hong Kong office of international banks with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. In order to contain its borrowing costs, the Group will consider making use of interest rate swap instruments, when appropriate, to lock in short to medium term interest rates for a portion of the Group's floating rate borrowings. Financing facilities arranged by the Group were mainly denominated in Hong Kong Dollars. In respect of the

Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the financial year under review to fund its toll road projects in Mainland China. As a whole, the core operations of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement in the financial year under review.

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a portion of project financing facilities that was extended to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

Future Plans for Material Investments or Capital Assets

As at 30th June, 2005, capital commitment of the Group amounted to HK$21 million (FY2004: HK$15 million). These were mainly made up of contracted commitment of the Group for acquisitions of property, plant and equipment, and for property development and renovation expenditure. As at the end of the financial year under review, other commitments of the Group, which were mainly related to future minimum lease payments in connection with leasing of retail shop premises on a long term basis by the department store operation of the Group, amounted to approximately HK$38 million (FY2004: HK$90 million).

Contingent Liabilities

In support of the banking facilities extended to the Group's treasury subsidiaries and certain specific operating subsidiaries, the Company has given guarantees to commercial banks. As at the end of the financial year under review, the Company's contingent liabilities relating to the utilised amount of such banking facilities totally amounted to HK$34 million (FY2004: HK$47 million).

Employees

As at 30th June, 2005, the number of employees of the Group was approximately 1,500 (FY2004: 1,400). The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employees' costs amounted to HK$229 million for the year ended 30th June, 2005 (FY2004: HK$229 million).

OTHER INFORMATION

Subsequent Event

The Company has a 66.67% equity interest in Henderson Cyber Limited ("Henderson Cyber"). Henderson Cyber has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited since July 2000. Henderson Land Development Company Limited, the Company, The Hong Kong and China Gas Company Limited ("China Gas") and Henderson Cyber issued a joint announcement on 16th August, 2005 regarding a proposed privatisation of Henderson Cyber by the Company and China Gas involving the cancellation and extinguishment of shares (other than those indirectly held by the Company and China Gas) in Henderson Cyber at the cancellation price of HK$0.42 in cash per share. The aggregate amount of cancellation price payable by the Company will be approximately HK$252.53 million. If the proposed privatisation becomes effective, the Company's indirect equity interest in Henderson Cyber will be increased to approximately 78.69%.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee met in September 2005 and reviewed the systems of internal control and compliance and the annual report for the year ended 30th June, 2005.

Corporate Governance

The Company had complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which was in force until 1st January, 2005, except that Non-executive Directors of the Company were not appointed for a specific term but were subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association. On 3rd January, 2005, the term of office of all Non-executive Directors (including Independent Non-executive Directors) was fixed for a specific term until 31st December, 2007.

As the Code of Best Practice set out in Appendix 14 to the Listing Rules was replaced by Code on Corporate Governance Practices (the "CGP Code") which subject to transitional arrangements became effective on 1st January, 2005, the Company has taken actions to comply with the code provisions of the CGP Code. The Company considers that it has complied with the code provisions of the CGP Code, except that the roles of the chairman and the chief executive officer of the Company have not been separate under code provision A.2.1 of CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirms that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 28th September, 2005

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, Lau Chi Keung, Augustine Wong Ho Ming, Suen Kwok Lam and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.